SEC FILE NUMBER
001-36853
CUSIP NUMBER
98954M 101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I – REGISTRANT INFORMATION

ZILLOW GROUP, INC.

Full Name of Registrant

Not applicable

Former Name if Applicable

1301 Second Avenue, Floor 31

Address of Principal Executive Office (Street and Number)

Seattle, Washington 98101

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Zillow Group, Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “Commission”) to postpone the filing of its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (the “Form 10-Q”) beyond May 11, 2015, the prescribed due date for such filing. As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on February 17, 2015, the Company completed its acquisition of Trulia, Inc. on February 17, 2015 (the “Acquisition”) as set forth in the Agreement and Plan of Merger, dated as of July 28, 2014, by and among Zillow, Inc., Trulia, Inc., and the Company, pursuant to which Zillow, Inc. and Trulia, Inc. became wholly owned subsidiaries of the Company. The Company is filing for additional time to finalize the Form 10-Q due to the complex process required to prepare the Company’s condensed consolidated financial statements and due to significant demands related to the acquisition that diverted management time and resources from the Company’s normal process of preparing and reviewing the Form 10-Q. The Company is unable to complete and file with the Commission the Form 10-Q by May 11, 2015 without unreasonable effort or expense. The Company expects to file the Form 10-Q with the Commission within five calendar days of the original prescribed date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nicholas E. Ferrer, Perkins Coie LLP	206	359 - 3757
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Company anticipates that its results of operations for the three months ended March 31, 2015 to be included in the Form 10-Q will be significantly different than its results of operations from the corresponding period in fiscal year 2014 because the results of operations for the three months ended March 31, 2015 will reflect the combined post-Acquisition entity and, specifically, include Trulia, Inc.’s results of operations prospectively after February 17, 2015, the date of the Acquisition, whereas the results of operations from the corresponding period in fiscal year 2014 relate to Zillow, Inc. on a standalone basis. For example, Company revenue for the three months ended March 31, 2015 is expected to be $127.3 million, compared to $66.2 million in the prior year period, an increase of 92%. Total costs and expenses for the three months ended March 31, 2015 are expected to be $185.2 million, compared to $72.7 million in the prior year period. Net loss for the three months ended March 31, 2015 is expected to be $58.4 million, compared to $6.3 million in the prior year period.

ZILLOW GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 12, 2015	By:	/s/ Chad M. Cohen
Name: Chad M. Cohen
Title: Chief Financial Officer and Treasurer